Exhibit 99.1

noco-noco Announces Successful Closing of Business Combination and Commencement of Trading on Nasdaq

•	noco-noco Pte. Ltd. and Prime Number Acquisition I Corp. closed their previously announced business combination on August 25, 2023.

•	noco-noco Inc.’s shares and warrants will start trading on Nasdaq Capital Market on Monday, August 28, 2023 under the tickers “NCNC” and “NCNCW”.

•	noco-noco Inc. is a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy.

Singapore, August 28, 2023 (EIN Presswire) – noco-noco Pte. Ltd., an early-stage decarbonization solutions provider focused on technologies to accelerate the global transformation to a carbon-neutral economy, today announced the successful closing of the business combination (the “Business Combination”) with Prime Number Acquisition I Corp. (“PNAC”), a publicly traded special acquisition company. The Business Combination was approved at a special meeting of PNAC stockholders on August 16, 2023 and was consummated on August 25, 2023.

The resulting combined company, noco-noco Inc. (“noco-noco”), is expected to commence trading of its shares and warrants on the Nasdaq Capital Market under the ticker symbols “NCNC” and “NCNCW”, respectively, on August 28, 2023, U.S. Eastern Time.

Commenting on today’s announcement, noco-noco’s Director and Chief Executive Officer, Masataka Matsumura said, “Today marks the beginning of an exciting new chapter for noco-noco—one where we will be able to accelerate our mission to simplify sustainability through advanced battery technology and decarbonization solutions and grow shareholder confidence. We are confident that listing on the Nasdaq will help us attract perceptive investors with an appetite for innovative growth companies like ours.”

Advisors:

Sidley Austin served as legal counsel to noco-noco Pte. Ltd. Robinson & Cole LLP served as legal counsel to Prime Number Acquisition I Corp. Messina Madrid Law PA served as tax law counsel to Prime Number Acquisition I Corp. Ogier served as Cayman law counsel to noco-noco Inc.

About noco-noco:

noco-noco is a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy. With X-SEPA™, a battery separator technology designed for long-lasting and high heat-resistant performance, and noco-noco’s carbon-neutral leasing platform, noco-noco expects to address the need for clean, affordable, and sustainable energy solutions. For more information on noco-noco, visit www.noco-noco.com

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to noco-noco and PNAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the proposed business combination, the benefits and synergies of the proposed business combination, the markets in which noco-noco operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of noco-noco and PNAC believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of noco-noco and PNAC caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. Neither noco-noco nor PNAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from PNAC’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by PNAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties. There may be additional risks that neither noco-noco nor PNAC presently know or that noco-noco and PNAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by noco-noco, PNAC, and their respective directors, officers or employees or any other person that noco-noco and PNAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of noco-noco and PNAC as of the date of this communication. Subsequent events and developments may cause those views to change. However, while noco-noco and PNAC may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of noco-noco or PNAC as of any date subsequent to the date of this communication.

Issued by:

noco-noco Inc.

4 Shenton Way, SGX Centre 2 #04-06, Singapore 068807

Contacts:

Nandini Prashad,

Head of Strategic Communications and PR

noco-noco Inc

investor@noco-noco.com

Xiaoyan Jiang

Chairwoman

Prime Number Capital, LLC on behalf of Prime Number Acquisition I Corp.

info@pncps.com